February 18, 2010

Via E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-9303

Attention:  Barbara C. Jacobs, Assistant Director

 Stephani Bouvet

Re:	Brocade Communication Systems, Inc.

 Form 10-K for Fiscal Year Ended October 31, 2009

 Filed December 14, 2009

 File No. 000-25601

Ladies and Gentlemen:

We respectfully submit this letter in response to the letter dated February 17, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tyler Wall, Vice President and General Counsel of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Form 10-K for the fiscal year ended October 31, 2009 filed on December 14, 2009.

In this letter, we have recited the comments set forth in the Comment Letter in italicized, type and have followed each comment with the Company’s response thereto.

Item 11. Executive Commission (Incorporated by Reference from Preliminary Proxy Statement on Schedule 14A, filed February 3, 2010)

Executive Compensation Philosophy and Objectives

Competitive Positioning, Page 27

1. We note that your Compensation Committee considers the compensation practices of the peer group you have identified on page 28, when setting the compensation levels for your named executive officers. However, your discussion of the various elements of compensation, such as base salaries and the target annual cash incentive opportunities, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. Please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for any material variations.

United Stated Securities and Exchange Commission

February 18, 2010

The Company respectfully informs the Staff that while the Company does consider the compensation practices of our peer group when setting the compensation of our named executive officers, we do not engage in benchmarking as that term is commonly used, and do not establish a specific percentile at which to target compensation for our named executive officers. We will modify our disclosure to further clarify that the Company does not engage in benchmarking.

Rather than relying on benchmarking, the Compensation Committee of the Board of Directors of the Company (the “Committee”) considers a number of factors, together and in total, when setting each compensation component for our named executive officers. No single factor was determinative in setting pay levels for fiscal 2009, nor was the impact of any factor on the determination of pay levels quantifiable. While the Company continued to consider market data in setting fiscal 2009 compensation, this data was simply one among the several factors mentioned in the “Competitive Positioning” section of the Compensation Discussion and Analysis section of the Preliminary Proxy Statement on Schedule 14A, filed February 3, 2010 (the “Preliminary Proxy Statement”).

In addition to the clarifying changes to our disclosure discussed above, we also will expand the disclosure in this section to further explain the various factors and to clarify that the peer group data is not a benchmarking tool, but rather provides a general reference for the Committee in the course of its deliberations on compensation forms and amounts and is considered in total with the other factors described. We supplementally provide a copy of the proposed changes to our disclosure under separate cover for the Staff’s consideration.

2. It appears from your disclosure that individual performance was also considered in setting compensation levels; however, you have not included a discussion of how individual performance affected compensation for each of the named executive officers. Please expand your disclosure. Further, please describe the elements of individual performance that were taken into consideration in establishing, for example, base salary and annual cash incentives, and any other elements of compensation for which individual performance was a factor. Refer to Item 402(b)(2)(vii) of Regulation S-K.

The Company respectfully informs the Staff that we will expand our disclosure in the “Competitive Positioning” section of the Compensation Discussion and Analysis section of the Preliminary Proxy Statement to further emphasize that several factors, including, but not limited to, personal performance, are considered in determining compensation levels, including base salaries and target incentive awards, but that no single factor is dispositive or has a quantifiable impact in setting such compensation levels. In addition, we will expand the disclosure to describe the elements of individual performance taken into account for fiscal 2009 by explaining that the performance of each individual named executive officer is based on a subjective assessment of his or

United Stated Securities and Exchange Commission

February 18, 2010

her contributions to the Company’s overall performance and his or her ability to lead his or her business unit or function, work as part of a team, and reflect the Company’s core values. This assessment is presented to the Committee by our Chief Executive Officer (the “CEO”) with respect to named executive officers other than himself, and is made by the Committee with respect to the CEO.

With respect to determining actual fiscal 2009 awards under our Senior Leadership Plan (“SLP”), an annual cash incentive program to reward achievement of corporate and individual goals and objectives, individual performance was taken into account and the SLP was structured so that the assessment of such performance could reduce the bonus payout by up to 10%. As noted on page 31 of the Preliminary Proxy Statement under the section entitled “Individual Performance Percentage,” the personal performance expectations were set at the beginning of fiscal 2009 through a “performance contract” with each named executive officer. These contracts establish the criteria for a named executive officer’s subjective individual performance assessment for the fiscal year by outlining Company and functional operational and strategic goals and objectives.

The CEO conducts a subjective evaluation of the individual performance of each executive officer (including each of the named executive officers, excluding the CEO) against their respective performance contracts and following the end of the fiscal year, the CEO makes a recommendation to the Committee which the Committee takes into consideration. As noted on page 32 of the Preliminary Proxy Statement under the section entitled “2009 Annual Cash Incentive Award Determinations,” each such named executive officer received a 100% performance rating, and therefore, individual performance did not work to decrease the actual award to any named executive officer under the SLP.

We supplementally provide a copy of the proposed changes to our disclosure under separate cover for the Staff’s consideration.

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Additionally, at the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United Stated Securities and Exchange Commission

February 18, 2010

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 333-5547. Thank you for your assistance.

Sincerely,

BROCADE COMMUNICATIONS SYSTEMS, INC.

/s/ Tyler Wall
Tyler Wall,
Vice President and General Counsel